                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                               AMENDMENT NO. 3
                                      TO
                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934


                                 GEHL COMPANY
                                 ------------
                               (Name of Issuer)


                   Common Stock, Par Value, $0.10 Per Share
                   ----------------------------------------
                        (Title of Class of Securities)


                                  368483103
                                  ---------
                                (CUSIP Number)


                                JAMES H. DAHL
                     1200 Riverplace Boulevard, Suite 902
                         Jacksonville, Florida 32207
                                (904) 393-9020
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notice and Communications)


                                March 11, 1999
                                --------------
                     (Date of Event which Requires Filing
                              of this Statement)



If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).



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CUSIP No. 368483103
          ---------


     1) Names of Reporting Persons / S.S. or I.R.S. Identification Nos. of Above Persons

          James H. Dahl /###-##-####

     2)   Check the Appropriate Row if a Member of a Group (See Instructions)

          (a)   N/A
                ---

          (b)   N/A
                ---

     3)   SEC Use Only

     4)   Source of Funds (See Instructions)   OO
                                               --

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     6)   Citizenship or Place of Organization  U.S.A.
                                                ------

Number of         7)   Sole Voting Power   639,000
Shares                                   ---------
Beneficially
Owned by Each     8)   Shared Voting Power     -0-
Reporting                                   ------
Person With
                  9)   Sole Dispositive Power  639,000
                                              --------

                  10)  Shared Dispositive Power   -0-
                                                -----

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person 639,000
                                                                       -------

CUSIP No.  368483103
           ---------


     12) Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     13)  Percent of Class Represented by Amount in Row (11)    9.90%
                                                             --------

     14)  Type of Reporting Person (See Instructions)   IN
                                                      ------




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        This Amendment No. 3 amends as set forth herein the Statement on
Schedule 13D dated May 27, 1997, as amended by Amendment No. 1 to Schedule 13D dated August 14, 1997, as further amended by Amendment No. 2 to Schedule 13D dated May 29, 1998, of James H. Dahl with respect to the common stock, par value $0.10 per share ("Common Stock"), issued by Gehl Company (the "Issuer").

ITEM 4.    PURPOSE OF TRANSACTION.

        Item 4 is hereby amended and restated in its entirety to read as follows:

        "Mr. Dahl acquired his holdings of the Shares through the Accounts because he believed that the Shares represented a favorable investment opportunity. Mr. Dahl intends to closely monitor the Issuer's efforts to increase shareholder value.

        "In connection with his interest in increasing shareholder value, Mr. Dahl has spoken to and may continue to talk with management of the Issuer to express his concerns about the Issuer's failure to explore opportunities to increase shareholder value. Mr. Dahl has also spoken to, and may continue to speak with, other shareholders of the Issuer to communicate his concerns regarding the Issuer. In addition, Mr. Dahl has spoken to and may talk to members of management or directors of other parties to ascertain their possible interest in exploring various opportunities to increase shareholder value.

        "Mr. Dahl will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic, financial and industry conditions, the securities markets and future trading prices in general and those for the Issuer's securities in particular, other developments and other investment opportunities. Depending on such assessments, Mr. Dahl, through the Accounts or otherwise, may acquire additional Shares or may determine to sell or otherwise dispose of all or some of his holdings of the Shares.

        "Except as set forth above, Mr. Dahl does not have any present plans or proposals which relate to or would result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D."

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 paragraph (a) and (b) is hereby amended and restated in its entirety to read as follows:

        "(a) and (b) Pursuant to Rule 13d-3, Mr. Dahl may be deemed to be the beneficial owner of all 639,000 shares of Common Stock to which this Statement relates, which constitute approximately 9.90% of the 6,455,312 shares of Common Stock of the Issuer reported to be outstanding by the Issuer to the reporting person on February 15, 1999."

        Item 5 paragraph (c) is hereby amended by adding the following:

     "On various dates between June 4, 1998 and March 10, 1999, 56,200 shares of Common Stock were purchased by Mr. Dahl, for the Accounts through brokers in the open market. The transactions effected since January 11, 1999, are listed in the table below:


     DATE OF                                                PURCHASE
     PURCHASE                 NO. OF SHARES                  PRICE
     --------                 -------------                 --------
     13-Jan-99                     3,600                    $15.289
     13-Jan-99                     3,600                    $15.289
     15-Jan-99                     1,000                    $16.875
     15-Jan-99                     1,000                    $16.875
     26-Jan-99                     1,000                    $17.000
     26-Jan-99                     1,000                    $17.250
     26-Jan-99                     4,700                    $17.080
     26-Jan-99                     4,700                    $17.080
     27-Jan-99                     1,800                    $17.831
     27-Jan-99                     1,900                    $17.831
     29-Jan-99                     1,000                    $17.188
     30-Jan-99                     1,000                    $17.188
      1-Feb-99                       500                    $17.438
      1-Feb-99                       500                    $17.438
      2-Feb-99                     1,500                    $17.313
      2-Feb-99                     1,500                    $17.313
      5-Feb-99                     1,000                    $17.003
      5-Feb-99                     1,000                    $17.000
     22-Feb-99                     1,250                    $16.188
     22-Feb-99                     1,250                    $16.188
      2-Mar-99                     3,000                    $17.042
      2-Mar-99                     3,000                    $17.042
      3-Mar-99                       500                    $16.875
      3-Mar-99                       500                    $16.875
      9-Mar-99                     1,500                    $15.625
      9-Mar-99                     1,500                    $15.625


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 11, 1999



                                                  /s/ James H. Dahl
                                                  -----------------
                                                  JAMES H. DAHL